

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2011

<u>Via E-mail</u>
Shawn K. Singh, J.D.
Chief Executive Officer
VistaGen Therapeutics, Inc.
384 Oyster Point Boulevard, No. 8
South San Francisco, CA 94080

> **Re: VistaGen Therapeutics, Inc.**
> **Form 8-K**
> **Filed May 16, 2011, as amended on June 8, 2011 and August 12, 2011**
> **File No. 000-54014**

Dear Mr. Singh:

We have reviewed your November 21, 2011 response to our November 14, 2011 comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed May 16, 2011, as amended on June 8, 2011</u>

<u>General</u>

1. We note your responses and advise you that we will not be in a position to clear our review until the NIH and CIRM grant award agreements have been filed and the revised proposed disclosure is included in an amended Form 8-K.

<u>Form 8-K/A filed August 12, 2011</u>

<u>Comparison of Years Ended March 31, 2011 and 2010</u>
<u>Research and Developments Expenses, page 5</u>

2. Please revise the disclosure you proposed in response to our original comment five to clarify the following or tell us where you have provided them:

- The costs incurred during each period presented;
- The nature of efforts and steps necessary to complete the project; and
- The risks and uncertainties associated with completing development;

Revenue Recognition, page F-13

3. Please revise your proposed disclosure in response to comment four to clarify what you mean by "ratably" (i.e. straight line, proportional performance, etc.). If you used proportional performance, clarify how proportional performance was determined. In addition, clarify in what instances another methodology would be more appropriate and specify what methodology would be used.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Keira Ino at (202) 551-3659 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or Jennifer Riegel at (202) 551-3575 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Daniel W. Rumsey (Disclosure Law Group, LLP)